EXHIBIT 99.1

U.S. DEPARTMENT OF JUSTICE
Antitrust Division

RICHARD A. POWERS
Acting Assistant Attorney General

Main Justice Building
950 Pennsylvania Avenue, N.W.
Washington, D.C. 20530-0001
(202) 514-2401 / (202) 616-2645 (Fax)

July 9, 2021

BY E-MAIL

Jeffrey Blum, Esq.	Melissa Scanlan, Esq.
DISH Network	T-Mobile USA, Inc.
Jeffrey.Blum@DISH.com	Melissa.Scanlan@T-Mobile.com

Re:    United States v. Deutsche Telekom, et al., No. 19-cv-2232 (D.D.C.) Dear Mr. Blum and Ms. Scanlan:

DISH requested assistance from the Antitrust Division regarding T-Mobile’s plan to cease providing CDMA network services nationwide on January 1, 2022. The Division asked Defendants T-Mobile and DISH to present their respective positions so that the Division could fully consider their views on whether that timing of a CDMA shutdown is consistent with the terms of the Final Judgment. The Division also held virtual meetings with the Defendants to permit the Parties to present their positions.

After careful consideration of the Parties’ submissions and arguments, the Division is left with grave concerns about the potential for a nationwide CDMA shutdown to leave a substantial proportion of Boost’s customers without service. While it cannot reach any conclusions today regarding events that have not yet transpired, the Division believes that the Final Judgment may be violated by one or both Parties if the network shutdown strands a substantial proportion of Boost customers, particularly if either or both Parties have not taken all appropriate steps to affirmatively alleviate any such harms in the leadup to implementing the network shutdown. If that situation manifests—and we sincerely hope that it does not—the Division may act pursuant to its authority under the Final Judgment or seek relief from the Court against one or both Defendants.

The Final Judgment potentially implicates the behavior of both Parties in the coming months. As to T - Mobile, it forbids, inter alia, impeding Boost’s customer relationships,1 rejecting their lawful traffic,2 and unreasonably frustrating DISH’s use of T-Mobile’s

1 FJ ¶ IV.G.

2 FJ ¶ VI.B.1. To be clear, the United States has not exercised its discretion under this provision to authorize any such rejection related to a CDMA network shutdown.

Jeffrey Blum, Esq.

Melissa Scanlan, Esq.

networks.3 Moreover, the Final Judgment must be interpreted “to give full effect to the procompetitive purposes of the antitrust laws and to restore all competition harmed by the challenged conduct.” 4

Meanwhile, the Final Judgment continues to bind DISH as well. DISH has consistently suggested that Paragraph IV.E imposes continuing obligations on T-Mobile to carry out the divestitures in a manner consistent with the objective of the Final Judgment, but that paragraph binds all Defendants. In the same way, any failure by DISH to pursue all available avenues to prevent a widespread loss of services to the customers it acquired pursuant to that Final Judgment could raise concerns regarding its own compliance.

T-Mobile argues that it cannot be in violation of the Final Judgment because the Parties’ Master Network Services Agreement (“MNSA”) only requires six months’ notice prior to the shutdown of the CDMA network, and T-Mobile provided DISH with fifteen months’ notice. T-Mobile ignores, though, the actual language of the MNSA, which requires “reasonable advance notice of at least six months prior to the shutdown of the Legacy Network in any market.”5 The Division cannot yet determine whether the notice provided will have been reasonable for a January 1, 2022 CDMA shutdown in light of all relevant facts and circumstances since they have not all transpired. However, if DISH undertakes all reasonable efforts to transition its customers off the CDMA network and a substantial portion are still remaining at the end of the period, that fact may very well suggest that notice had not been sufficient.

The Division therefore expects both Parties to take all available steps to ensure the transition of Boost customers off the CDMA network prior to its shutdown. Should any conduct related to the CDMA network shutdown suggest that a violation of the Final Judgment will likely occur, the Division will act swiftly to pursue all remedies available to it under the Final Judgment. Please be in touch if you have any questions.

Sincerely,

Richard A. Powers

3 FJ ¶ VI.B.6.

4 See FJ ¶ XVIII.B (“The Final Judgment should be interpreted to give full effect to the procompetitive purposes of the antitrust laws and to restore all competition harmed by the challenged conduct. Defendants agree that they may be held in contempt of, and that the Court may enforce, any provision of this Final Judgment that, as interpreted by the Court in light of these procompetitive principles and applying ordinary tools of interpretation, is stated specifically and in reasonable detail, whether or not it is clear and unambiguous on its face.”).

5 MNSA § 2.2(c) (emphasis added).